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"DRAFT"

                                                                [LOGO]
                                                        700 Newport Center Drive
                                                        Newport Beach, CA 92660


                       403 (b) TAX-SHELTERED ANNUITY RIDER

This rider is a part of the Contract to which it is attached by PL&A.

The contract under which it has been issued is hereby modified as specified below in order to qualify as a Tax-Sheltered Annuity ("TSA") under Section 403(b) of the Internal Revenue Code of 1986, as amended (the "Code").

The provisions of this rider will take precedence over any contrary provisions of the Contract.

DEFINITIONS

ANNUITANT - is an individual named as a measuring life for periodic payments under this Contract.

ANNUITY START DATE - is the date you choose to have PL&A begin periodic annuity payments to the Annuitant. The Annuity Start Date may be no later than April 1 of the calendar year following the year in which the Annuitant reaches age
70 1/2.

CONTINGENT ANNUITANT - is an individual who is designated as a successor Annuitant when the Annuitant dies. Absent a contrary indication by the Owner at such time, any individual Owner shall be a Contingent Annuitant.

CONTINGENT OWNER - is an individual who is designated as a successor Owner when the Owner dies.

DESIGNATED BENEFICIARY - is an individual designated as a beneficiary by the Owner.

YOU - is the Owner of the Contract.


TAX-SHELTERED ANNUITY PROVISIONS

To ensure treatment as a TSA, this Contract will be subject to the requirements of Code Section 403(b), which include the following:

1.   The Owner's rights under this Contract shall be nonforfeitable.

2. The Contract may not be transferred, sold, assigned, or pledged as collateral for a loan, or as security for the performance of an obligation, or for any other purpose, to any person other than PL&A.

3. Premiums paid pursuant to a salary reduction agreement and applied to this Contract under a "plan" (within the meaning of Code Section 403(b)) are subject to the annual limitation on "elective deferral" contributions under Code Section 401(a)(30) and Section 402(q)(1) for the applicable year.

4. Premiums applied to this Contract which exceed the applicable "exclusion allowance" (within the meaning of Code Section 403(b)(2)) may not be excludable from gross income.


5. Distributions attributable to premiums made pursuant to a salary reduction agreement may be made only when the Owner attains age 59 1/2, separates from service, dies, becomes "disabled" (within the meaning of Code Section 72(m)(7)) or incurs a hardship. A distribution made due to a hardship is limited to premiums and may not include income thereon.


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6.   If the Owner is married on the Annuity Start Date, a joint and survivor annuity for the Owner and his spouse will be selected automatically as a settlement option as of such date if no other option has been timely [and validly] elected as of such date.

     7. Distributions from this Contract must comply with the minimum distribution and incidental death benefit rules of Code Section 401(a)(9). Accordingly, the entire interest under the Contract must be distributed:

          (a) not later than the April 1 next following the close of the calendar year in which the Owner attains age 70 1/2 (the "Required Beginning Date"), or

          (b) commencing not later than the Required Beginning Date over the life of the Owner or over the lives of the Owner and his or her Designated Beneficiary (or over a period not extending beyond the life expectancy of the Owner or the life expectancy of the Owner and his or her Designated Beneficiary).

               In addition, if the Owner dies before distribution of his or her interest in the Contract has begun in accordance with paragraph
               (b) above, the Owner's entire interest must be distributed within five years, unless (i) such interest is distributed to a Designated Beneficiary over his or her life (or over a period not extending beyond such Designated Beneficiary's life expectancy) and (ii) such distribution begins not later than one year after the Owner's death. If the Designated Beneficiary is the Owner's surviving spouse, the date on which the distributions are required to begin shall not be earlier than the date on which the Owner would have attained age 70 1/2.

               For purposes of this Section 5 above, life expectancy is computed by use of the expected return multiples in Table V and VI of Regulation Section 1.72-9. For purposes of distributions beginning after the Owner's death, unless otherwise elected by the Owner's surviving spouse by the time distributions are required to begin, life expectancies shall be recalculated annually. Such election shall be irrevocable as to such spouse and shall apply to all subsequent years. In the case of any other Designated Beneficiary, life expectancies shall be calculated using the attained age of such Beneficiary during the calendar year in which distributions are required to begin pursuant to this section, and payments for any subsequent calendar year shall be calculated based on such life expectancy reduced by one for such calendar year which has elapsed since the calendar year life expectancy was first calculated.

               If the Owner dies after distribution of his or her interest in the Contract has begun in accordance with paragraph (b) above but before his or her entire interest has been distributed, the remaining interest will be distributed at least as rapidly as under the method of distribution being used immediately prior to the Owner's death.

               All distributions must comply with a method of distribution offered by PL&A under this Contract. In addition, all minimum distributions required under Code Section 401(a)(9) must comply with the proposed Treasury Regulation section 1.403(b)-2.

          8. If the Owner Annuitant is eligible to receive a distribution from this Contract that qualifies as an "eligible rollover distribution" (within the meaning of Code Section 402(f)(2)(A)) and elects to have such distribution paid directly to an "eligible retirement plan" (within the meaning of Code Section 402(c)), such distribution shall be paid directly to the eligible retirement plan. PL&A may establish reasonable administrative rules applicable to such direct transfers.

MISCELLANEOUS PROVISIONS

          1. This rider is intended to qualify the contract as a Code Section 403(b) tax-sheltered annuity contract for federal income tax purposes. To that end, the provisions of this rider are to be interpreted to ensure or maintain such tax qualification, notwithstanding any other provision to the contrary. PL&A reserves the right to amend this rider to comply with future changes in the Code, any regulations or rulings issued thereunder and reflect any clarifications that may be


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               needed or are appropriate to maintain such tax qualification such tax qualification without consent (except for the states of Michigan, Pennsylvania, South Carolina and Washington, where affirmative consent is required). PL&A shall provide the Owner with a copy of any such amendment.

                           SIGNED FOR PACIFIC LIFE & ANNUITY COMPANY,


    /s/ William L. Ferns'                            /s/ Audrey L. Milfs

    President and Chief Executive Officer            Secretary